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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66850

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __03/18/25__ AND ENDING __03/31/26__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ENTEGRA SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__130 WEST 30TH STREET, 6A__
                              (No. and Street)

__NEW YORK__	__NY__	__10001__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__RICARDO CLARKE__	__(212) 668-8700__	__rclarke@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__NAWROCKI SMITH, LLP__
                              (Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)
MARCH 4, 2009		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL EZRA _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ENTEGRA SECURITIES, LLC _____ , as of 3/31 _____ , 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Daniel Ezra*

Title:
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Entegra Securities LLC

Financial Statements

and Supplemental Information
With

Report of Independent Registered Public Accounting Firm

and Exemption Report
With

Report of Independent Registered Public Accounting Firm

As of and for the Period from March 18, 2025 to March 31, 2026

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Entegra Securities LLC
AS OF AND FOR THE PERIOD MARCH 18, 2025 THROUGH MARCH 31, 2026

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Entegra Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Entegra Securities LLC (the "Company") as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the period from March 18, 2025 to March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Entegra Securities LLC as of March 31, 2026, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Entegra Securities LLC's auditor since 2026.

Hauppauge, New York
May 29, 2026

Nawrocki Smith LLP


Entegra Securities LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026


ASSETS

Cash	$	85,882
Prepaid expenses		3,336
TOTAL ASSETS	$	89,218

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	3,826
TOTAL LIABILITIES		3,826
MEMBER'S EQUITY		85,392
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	89,218


The Notes to Financial Statements are an integral part of this statement.


Entegra Securities LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 18, 2025 THROUGH MARCH 31, 2026

REVENUE:		
Other income	$	94
TOTAL REVENUES		94
OPERATING EXPENSES:		
Professional fees		76,382
Technical, software & computer expenses		8,756
Office expenses		4,270
Communication		1,238
Rent expense		2,490
Conference expense		3,168
Travel and entertainment		2,731
Regulatory fees, net		(452)
Other expenses		310
TOTAL OPERATING EXPENSES		98,893
NET LOSS	$	(98,799)

The Notes to Financial Statements are an integral part of this statement.

Entegra Securities LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD MARCH 18, 2025 THROUGH MARCH 31, 2026

MEMBER'S EQUITY, March 18, 2025	$	164,927
Member's contributions		19,264
Net loss		(98,799)
MEMBER'S EQUITY, MARCH 31, 2026	**$**	**85,392**

The Notes to Financial Statements are an integral part of this statement.

4

Entegra Securities LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 18, 2025 THROUGH MARCH 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(98,799)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(2,199)
Increase (decrease) in operating liabilities:		
Accounts payable		874
Net cash used in operating activities		(100,124)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		19,264
Net cash provided by financing activities		19,264
NET DECREASE IN CASH		(80,860)
CASH AT BEGINNING OF THE YEAR		166,742
CASH AT END OF THE YEAR	$	85,882

The Notes to Financial Statements are an integral part of this statement.

Entegra Securities LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD MARCH 18, 2025 THROUGH MARCH 31, 2026

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Entegra Securities LLC (the "Company") was formed as a limited liability company in Delaware on June 21, 2024. The Company became a registered broker-dealer ("BD") with the U.S. Securities and Exchange Commission ("SEC") on March 18, 2025. It is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is authorized to provide capital market advisory and consultancy services primarily to registered BDs and to refer introducing institutional investors to non-affiliated BDs for order execution and settlement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2026.

Revenue Recognition

The Company adheres to the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory/Consulting and Referral Income

The Company offers capital market and advisory services primarily to registed BDs, including data analytics and pricing services with respect to certain securitized products. It also introduces institutional investors to unafffiliated BDs for order execution and settlement for which the Company will receive referral, finders or similary fees. Revenue from ongoing advisory and consultinservices is recognized and earned at the point in time that the performance under the arrangement is completed. Referral revenue is recognazed at a point of time when an unaffiliated BD earns compensation from the institutional investor that the Company referred to it.

Disaggregation of Revenue

The Company did not have any revenue for the period beginning March 18, 2025 and ending March 31, 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)
Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of March 31, 2026.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2026, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2026, there were no contract liabilities.

Income Taxes
The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal or state income taxes.

At March 31, 2026, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations, and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $82,056, which was $77,056 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 as of March 31, 2026.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2026, the amount in excess of insured limits was $0.

NOTE 5 – RELATED PARTY TRANSACTIONS/CAPITAL CONTRIBUTIONS:

The Company is a wholly owned subsidiary of Entegra LLC, ("Parent"). Pursuant to an Expense Sharing Agreement ("ESA") between the Parent and the Company, for the period beginning March 18, 2025 and ending March 31, 2026, the Parent paid $1,350 of expenses per month on behalf of the Company and for the period March 18, 2025 to March 31, 2025, the Parent paid $3,064 of expenses on behalf of the Company. In each instance, the Parent forgave the "Due to Parent" obligation created on the Company's books by virtue of the ESA. Accordingly, as of March 31, 2026, the Company had no payables to its Parent. The $19,264 of payables forgiven by the Parent for the period March 18, 2025 through March 31, 2026 has been recorded as a capital contribution.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the new guidance and determined there is no material impact on its financial statements since the Company does not have a lease.

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended March 31, 2026, The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2026, or during the year then ended.

NOTE 9 - SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

NOTE 9 - SEGMENT REPORTING (CONTINUED):

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statements. All expenses reported on the Statement of Operations are considered significant segment expenses and are regularly reviewed by the CODM.

NOTE 10 - EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 of the SEC by operating in reliance of Footnote 74 to SEC Release 34-70073, dated July 30, 2013, as discussed in Q&A 8 of the related FAQ issued by the SEC staff on April 4, 2014.

NOTE 11 - GOING CONCERN:

☐
The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the Parent. The Parent is committed to continuing to fund the ongoing operations of the Company.

NOTE 12 - SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Entegra Securities LLC
SUPPLEMENTAL INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2026

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	85,392
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(3,336)
NET CAPITAL	$	82,056

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS:		
Accounts payable	$	3,826

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

COMPUTED MINIMUM NET CAPITAL REQUIRED (THE GREATER OF $5,000 OR 6 2/3 %OF AGGREGATE INDEBTEDNESS)	$	5,000
EXCESS NET CAPITAL	$	77,056
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing dated March 31, 2026.

See Report of Independent Registered Public Accounting Firm

Entegra Securities LLC
SUPPLEMENTAL INFORMATION
SCHEDULE II AND III
FOR THE PERIOD MARCH 18, 2025 THROUGH MARCH 31, 2026

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

See Report of Independent Registered Public Accounting Firm

11



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Entegra Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Entegra Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing capital market advisory and consultancy services primarily to registered BDs and to refer introducing institutional investors to non-affiliated BDs for order execution and settlement. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
May 29, 2026

Nawrocki Smith LLP

Entegra Securities, LLC's Exemption Report

Entegra Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 CFR 240. 15c3-3.

(2) The Company is filing this Exemption Report because the Company's business activities, contemplated by Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 were limited to Capital Market Advisory and Consultancy Services primarily to registered Broker-Dealers and Referral business of Introducing Institutional Investors to unaffiliated Broker-Dealers for order execution and settlement.

(3) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended March 31, 2026, without exception.

I, __Daniel Ezra_____, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Daniel Ezra
_____

Title: CEO